

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2025

Lawrence Firestone
Chief Executive Officer
22nd Century Group, Inc.
321 Farmington Road
Mocksville, NC 27028

> **Re: 22nd Century Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 22, 2025**
> **File No. 001-36338**

Dear Lawrence Firestone:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1.   We note your references in your preliminary proxy statement to an "alternative cashless exercise" feature in warrants pertaining to proposals 7 and 8. The term "cashless exercise" is generally understood to allow a warrant holder to exercise a warrant without paying cash for the exercise price and reducing the number of shares receivable by the holder by an amount equal in value to the aggregate exercise price the holder would otherwise pay to exercise the warrant(s). In cashless exercises, it is expected that the warrant holder receives fewer shares than they would if they opted to pay the exercise price in cash. Please clarify your disclosure throughout by removing the references to "alternative cashless exercise" and exclusively use the term "zero exercise price" or another appropriate term that conveys that, in addition to the company receiving no cash upon the "alternative cashless exercise," the warrant holders would be entitled to receive more shares than they would under the cash exercise terms or the cashless exercise terms of the warrants.

2. We note that the aggregate number of shares of common stock issuable in the alternative cashless exercise contemplated in proposals 7 and 8 may result in a higher number of shares to be issued than the amounts disclosed in the first paragraphs of each proposal. Please revise your disclosure to state the number of shares issuable upon the exercise of the warrants under the alternative cashless exercise provisions. In addition, in order to reflect the actual dilutive features of these securities, please compare the number of shares issuable to the number of shares that are currently outstanding.

3. We note your disclosure in proposals 7 and 8 under the heading "Use of Proceeds" that you intend "to use the net proceeds from any Warrant exercises for general corporate purposes." Please expand your disclosure here to highlight that the alternative cashless exercise provision would allow a warrant holder to receive, without having to make any exercise payment, twice the number of shares of common stock the warrant holder would otherwise receive by means of a cash exercise. Explain that as a result you do not expect to receive any cash proceeds from the exercise of the warrants pertaining to proposals 7 and 8 because, if true, it is highly unlikely that a warrant holder would wish to pay an exercise price to receive a certain number of shares when they could choose the alternative cashless exercise option and pay no money to receive twice as many shares.

4. We note your disclosure under proposals 7 and 8 stating that warrants pertaining to these proposals "are subject to adjustment in certain circumstances" that may increase the number of shares of common stock underlying each warrant and reduce the exercise price of the warrants. Please expand your disclosure under the "Possible Effects of the Proposal" sections in proposals 7 and 8 to prominently disclose this result and explain the potential additional dilution upon the "adjustment." In addition, please disclose that these issuances could cause your common stock price to fall below the minimum bid price, which could result in your shares being delisted from Nasdaq.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eranga Dias at 202-551-8107 or Erin Purnell at 202-551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing